MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                                 BALANCE SHEETS
                          AT MARCH 31 OF 2006 AND 2005
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                         CONCEPTS                              CURRENT YEAR              PREVIOUS YEAR
                                                                 ----------------          ----------------
S                                                                  Amount      %             Amount       %
                                                                 ----------   ---          ----------   ---
  1   TOTAL ASSETS ....................................          32,213,382   100          21,527,894   100
  2   CURRENT ASSETS ..................................          18,237,780    57           9,541,013    44
  3   CASH AND SHORT-TERM INVESTMENTS .................           6,194,256    19           3,141,960    15
  4   ACCOUNTS AND NOTES RECEIVABLE (NET) .............           8,798,858    27           3,525,732    16
  5   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE .........             992,578     3           1,406,336     7
  6   INVENTORIES .....................................           1,483,839     5           1,244,747     6
  7   OTHER CURRENT ASSETS ............................             768,249     2             222,238     1
  8   LONG-TERM .......................................          11,016,648    34           9,441,353    44
  9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) .........           3,033,480     9           5,551,750    26
 10   INVESTMENT IN SHARES OF NON-CONSOLIDATED
      SUBSIDIARIES AND ASSOCIATES .....................             350,478     1             551,835     3
 11   OTHER INVESTMENTS ...............................           7,632,690    24           3,337,768    16
 12   PROPERTY, PLANT AND EQUIPMENT ...................           2,418,098     8           1,183,713     5
 13   PROPERTY ........................................           1,910,036     6             658,066     3
 14   MACHINERY AND INDUSTRIAL EQUIPMENT (NET) ........           1,715,972     5           2,054,011    10
 15   OTHER EQUIPMENT .................................             518,150     2             412,902     2
 16   ACCUMULATED DEPRECIATION ........................           1,914,683     6           1,941,266     9
 17   CONSTRUCTION IN PROGRESS ........................             188,623     1                   0     0
 18   OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)             359,265     1             638,461     3
 19   OTHER ASSETS ....................................             181,591     1             723,354     3

 20   TOTAL LIABILITIES ...............................          19,188,581   100          15,185,430   100
 21   CURRENT LIABILITIES .............................          11,980,706    62           7,742,823    51
 22   SUPPLIERS .......................................           2,285,963    12           2,273,273    15
 23   BANK LOANS ......................................           4,551,514    24           1,493,063    10
 24   STOCK MARKET LOANS ..............................              89,645     0              11,863     0
 25   TAXES TO BE PAID ................................             153,502     1             128,245     1
 26   OTHER CURRENT LIABILITIES .......................           4,900,082    26           3,836,379    25
 27   LONG-TERM LIABILITIES ...........................           6,533,733    34           7,005,580    46
 28   BANK LOANS ......................................           1,467,477     8           3,734,184    25
 29   STOCK MARKET LOANS ..............................           4,932,070    26           2,906,741    19
 30   OTHER LOANS .....................................             134,186     1             364,655     2
 31   DEFERRED LOANS ..................................               6,281     0              12,471     0
 32   OTHER NON CURRENT LIABILITIES ...................             667,861     3             424,556     3

 33   CONSOLIDATED STOCK HOLDERS' EQUITY ..............          13,024,801   100           6,342,464   100
 34   MINORITY INTEREST ...............................           4,243,748    33             555,405     9
 35   MAJORITY INTEREST ...............................           8,781,053    67           5,787,059    91
 36   CONTRIBUTED CAPITAL .............................           7,487,090    57           9,450,513   149
 79   CAPITAL STOCK ...................................           5,861,390    45           4,461,465    70
 39   PREMIUM ON SALES OF SHARES ......................           1,625,700    12           4,989,048    79
 40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES ......                   0     0                   0     0
 41   CAPITAL INCREASE (DECREASE) .....................           1,293,963    10          -3,663,454   -58
 42   RETAINED EARNINGS AND CAPITAL RESERVE ...........           1,415,016    11          -3,179,633   -50
 44   OTHER ACCUMULATED COMPREHENSIVE RESULT ..........            -121,053    -1            -483,821    -8
 80   SHARES REPURCHASED ..............................                   0     0                   0     0

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                                 BALANCE SHEETS
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                         CONCEPTS                              CURRENT YEAR              PREVIOUS YEAR
                                                                 ----------------          ----------------
S                                                                  Amount      %             Amount       %
                                                                 ----------   ---          ----------   ---

  3   CASH AND SHORT-TERM INVESTMENTS .................           6,194,256   100           3,141,960   100
 46   CASH ............................................           1,534,750    25           1,069,214    34
 47   SHORT-TERM INVESTMENTS ..........................           4,659,506    75           2,072,746    66

  7   OTHER CURRENT ASSETS ............................             768,249   100             222,238   100
 81   DERIVATIVE FINANCIAL INSTRUMENTS ................                   0     0                   0     0
 82   DISCONTINUED OPERATIONS .........................                   0     0                   0     0
 83   OTHER ...........................................             768,249   100             222,238   100

 18   DEFERRED ASSETS (NET) ...........................             359,265   100             638,461   100
 48   AMORTIZED OR REDEEMED EXPENSES ..................             359,265   100             638,461   100
 49   GOODWILL ........................................                   0     0                   0     0
 51   OTHERS ..........................................                   0     0                   0     0

      19 OTHER ASSETS .................................             181,591   100             723,354   100
      84 INTANGIBLE ASSET FROM LABOR OBLIGATIONS ......              87,882    48                 123     0
      85 DERIVATIVE FINANCIAL INSTRUMENTS .............              77,540    43                   0     0
      50 DEFERRED TAXES ...............................              16,169     9             723,231   100
      86 DISCONTINUED OPERATIONS ......................                   0     0                   0     0
      87 OTHER ........................................                   0     0                   0     0

 21   CURRENT LIABILITIES .............................          11,980,706   100           7,742,823   100
 52   FOREING CURRENCY LIABILITIES ....................           6,904,437    58           4,688,420    61
 53   MEXICAN PESOS LIABILITIES .......................           5,076,269    42           3,054,403    39

      26 OTHER CURRENT LIABILITIES ....................           4,900,082   100           3,836,379   100
      88 DERIVATIVE FINANCIAL INSTRUMENTS .............                   0     0                   0     0
      89 INTEREST LIABILITIES .........................                   0     0                   0     0
      68 PROVISIONS ...................................           1,929,432    39           1,623,780    42
      90 DISCONTINUED OPERATIONS ......................                   0     0                   0     0
      58 OTHER CURRENT LIABILITIES ....................           2,970,650    61           2,212,599    58

 27   LONG-TERM LIABILITIES ...........................           6,533,733   100           7,005,580   100
 59   FOREING CURRENCY LIABILITIES ....................           5,698,757    87           6,229,019    89
 60   MEXICAN PESOS LIABILITIES .......................             834,976    13             776,561    11

 31   DEFERRED LOANS ..................................               6,281   100              12,471   100
 65   NEGATIVE GOODWILL ...............................                   0     0                   0     0
 67   OTHERS ..........................................               6,281   100              12,471   100

 32   OTHER LIABILITIES ...............................             667,861   100             424,556   100
 66   DEFERRED TAXES ..................................              60,022     9                   0     0
 91   OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE              159,496    24              14,463     3
 92   DISCONTINUED OPERATIONS .........................                   0     0                   0     0
 69   OTHERS LIABILITIES ..............................             448,343    67             410,093    97

      79 CAPITAL STOCK ................................           5,861,390   100           4,461,465   100
      37 CAPITAL STOCK (NOMINAL) ......................           5,630,531    96           3,173,580    71
      38 RESTATEMENT OF CAPITAL STOCK .................             230,859     4           1,287,885    29

 42   RETAINED EARNINGS AND CAPITAL RESERVE ...........           1,415,016   100          -3,179,633   100
      93 LEGAL RESERVE ................................             161,198    11             377,151   -12
      43 RESERVE FOR REPURCHASE OF SHARES .............             634,230    45           1,433,229   -45
      94 OTHER RESERVES ...............................                   0     0                   0     0
      95 RETAINED EARNINGS ............................             488,683    35          -5,060,024   159
      45 NET INCOME FOR THE YEAR ......................             130,905     9              70,011    -2

      44 OTHER ACCUMULATED COMPREHENSIVE RESULT .......            -121,053   100            -483,821   100
 70   ACCUMULATED INCOME DUE TO MONETARY POSITION .....                   0     0                   0     0
 71   INCOME FROM NON-MONETARY POSITION ASSETS ........                   0     0                   0     0
 96   CUMULATIVE RESULT FROM FOREIGN CURRENCY
       TRANSLATION ....................................            -103,279    85            -483,821   100
 97   CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL
       INSTRUMENTS.....................................                   0     0                   0     0
 98   CUMULATIVE EFFECT OF DEFERRED INCOME TAXES ......                   0     0                   0     0
 99   LABOR OBLIGATION ADJUSTMENT .....................             -17,774    15                   0     0
100   OTHER ...........................................                   0     0                   0     0


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                                          CURRENT YEAR              PREVIOUS YEAR
                                                           ----------------          ----------------
S                 CONCEPTS                                        Amount                   Amount
                                                           ----------------          ----------------
72    WORKING CAPITAL .................................           6,257,074                 1,798,190
73    PENSIONS FUND AND SENIORITY PREMIUMS ............               5,330                     5,253
74    EXECUTIVES (*) ..................................                  24                        15
75    EMPLOYERS (*) ...................................               4,644                     3,064
76    WORKERS (*) .....................................              13,276                     7,846
77    CIRCULATION SHARES (*) ..........................         402,994,695               310,842,352
78    REPURCHASED SHARES (*) ..........................                   0                         0
10    RESTRICTED CASH .................................                   0                         0
102   NET DEBT  OF NON CONSOLIDATED COMPANIES .........                   0                         0


(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                              STATEMENTS OF INCOME
                FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                                      CURRENT YEAR              PREVIOUS YEAR
                                                        ----------------         -----------------
R                      CONCEPTS                           Amount      %           Amount       %
                                                         ---------   ---         ---------   ----
  1   NET SALES ................................         4,624,105   100         4,158,701   100
  2   COST OF SALES ............................         3,905,233    84         3,669,763    88
  3   GROSS INCOME .............................           718,872    16           488,938    12
  4   OPERATING ................................           364,446     8           282,645     7
  5   OPERATING INCOME .........................           354,426     8           206,293     5
  6   TOTAL FINANCING COST .....................             8,146     0            20,650     0
  7   INCOME AFTER FINANCING COST ..............           346,280     7           185,643     4
  8   OTHER FINANCIAL OPERATIONS ...............             4,247     0           -27,031    -1
 44   SPECIAL ITEMS ............................                 0     0                 0     0
  9   INCOME BEFORE TAXES AND WORKERS' PROFIT
      SHARING ..................................           342,033     7           212,674     5
 10   RESERVE FOR TAXES AND WORKERS' PROFIT
      SHARING ..................................           135,697     3           100,406     2
 11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
      SHARING ..................................           206,336     4           112,268     3
 12   SHARE IN NET INCOME OF SUBSIDIARIES AND
      NON-CONSOLIDATED ASSOCIATES ..............             2,101     0             5,138     0
 13   CONSOLIDATED NET INCOME OF CONTINUOUS ....           208,437     5           117,406     3

 14   INCOME OF DISCONTINUOUS OPERATIONS .......                 0     0                 0     0
 15   CONSOLIDATED NET INCOME BEFORE
      EXTRAORDINARY ITEMS ......................           208,437     5           117,406     3
 16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                  0     0                 0     0
 17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
      CHANGES IN ACCOUNTING PRINCIPLES .........                 0     0                 0     0
 18   NET CONSOLIDATED INCOME ..................           208,437     5           117,406     3
 19   NET INCOME OF MINORITY INTEREST ..........            77,532     2            47,395     1
 20   NET INCOME OF MAJORITY INTEREST ..........           130,905     3            70,011     2

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                                          CURRENT YEAR           PREVIOUS YEAR
                                                            ---------------        ----------------
R                        CONCEPTS                            Amount      %           Amount       %

  1   NET SALES ...................................         4,624,105   100         4,158,701   100
 21   DOMESTIC ....................................         4,224,532    91         3,481,288    84
 22   FOREIGN .....................................           399,573     9           677,413    16
 23   TRANSLATED INTO DOLLARS (***) ...............            36,896     1            60,658     1

  6   TOTAL FINANCING COST ........................             8,146   100            20,650   100
 24   INTEREST PAID ...............................           108,685  1334            71,567   347
 42   LOST IN RESTATEMENT OF UDIS .................                 0     0             5,879    28
 45   OTHER FINANCE COSTS .........................                 0     0                 0     0
 26   INTEREST EARNED .............................           103,705  1273            42,017   203
 46   OTHER FINANCIAL PRODUCTS ....................                 0     0                 0     0
 25   EXCHANGE LOSSES .............................            -4,714   -58            -6,776   -33
 28   GAIN DUE TO MONETARY POSITION ...............             7,880    97            -8,003   -39

 10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING           135,697   100           100,406   100
 32   INCOME TAX ..................................            10,672     8            24,258    24
 33   DEFERED INCOME TAX ..........................            88,800    65            67,935    68
 34   WORKERS' PROFIT SHARING .....................            13,693    10             8,827     9
 35   DEFERED WORKERS' PROFIT SHARING .............            22,532    17              -614    -1

(***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                             AUDITED Final Printing

REF                                                            CURRENT YEAR              PREVIOUS YEAR
R                            CONCEPTS                               Amount                    Amount
                                                               ------------              -------------

36    TOTAL SALES .................................               4,608,928                 4,174,949
37    NET INCOME OF THE YEAR ......................                 -21,704                  -231,873
38    NET SALES (**) ..............................              19,072,756                15,121,312
39    OPERATION INCOME (**) .......................               1,214,715                   683,786
40    NET INCOME OF MAYORITY INTEREST(**) .........                 568,141                   257,497
41    NET CONSOLIDATED INCOME (**) ................                 848,563                   383,118
47    OPERATIVE DEPRECIATION AND ACCUMULATED ......                 219,498                   183,539


(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                                       CURRENT YEAR            PREVIOUS YEAR
                                                         ---------------         ----------------
RT                    CONCEPTS                            Amount      %            Amount      %
                                                         ---------   ---         ---------   ----
  1   NET SALES ................................         4,624,105   100         4,158,701   100
  2   COST OF SALES ............................         3,905,233    84         3,669,763    88
  3   GROSS INCOME .............................           718,872    16           488,938    12
  4   OPERATING ................................           364,446     8           282,645     7
  5   OPERATING INCOME .........................           354,426     8           206,293     5
  6   TOTAL FINANCING COST .....................             8,146     0            20,650     0
  7   INCOME AFTER FINANCING COST ..............           346,280     7           185,643     4
  8   OTHER FINANCIAL OPERATIONS ...............             4,247     0           -27,031    -1
 44   SPECIAL ITEMS ............................                 0     0                 0     0
  9   INCOME BEFORE TAXES AND WORKERS' PROFIT
      SHARING ..................................           342,033     7           212,674     5
 10   RESERVE FOR TAXES AND WORKERS' PROFIT
      SHARING ..................................           135,697     3           100,406     2
 11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
      SHARING ..................................           206,336     4           112,268     3
 12   SHARE IN NET INCOME OF SUBSIDIARIES AND
      NON-CONSOLIDATED ASSOCIATES ..............             2,101     0             5,138     0
 13   CONSOLIDATED NET INCOME OF CONTINUOUS ....           208,437     5           117,406     3

 14   INCOME OF DISCONTINUOUS OPERATIONS .......                 0     0                 0     0
 15   CONSOLIDATED NET INCOME BEFORE
      EXTRAORDINARY ITEMS ......................           208,437     5           117,406     3
 16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                  0     0                 0     0
 17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
      CHANGES IN ACCOUNTING PRINCIPLES .........                 0     0                 0     0
 18   NET CONSOLIDATED INCOME ..................           208,437     5           117,406     3
 19   NET INCOME OF MINORITY INTEREST ..........            77,532     2            47,395     1
 20   NET INCOME OF MAJORITY INTEREST ..........           130,905     3            70,011     2

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                                          CURRENT YEAR           PREVIOUS YEAR
                                                           -----------------       -----------------
RT                        CONCEPTS                            Amount      %          Amount       %
                                                            ---------   ---         ---------   ---
  1   NET SALES ...................................         4,624,105   100         4,158,701   100
 21   DOMESTIC ....................................         4,224,532    91         3,481,288    84
 22   FOREIGN .....................................           399,573     9           677,413    16
 23   TRANSLATED INTO DOLLARS (***) ...............            36,896     1            60,658     1

  6   TOTAL FINANCING COST ........................             8,146   100            20,650   100
 24   INTEREST PAID ...............................           108,685  1334            71,567   347
 42   LOST IN RESTATEMENT OF UDIS .................                 0     0             5,879    28
 45   OTHER FINANCE COSTS .........................                 0     0                 0     0
 26   INTEREST EARNED .............................           103,705  1273            42,017   203
 46   OTHER FINANCIAL PRODUCTS ....................                 0     0                 0     0
 25   EXCHANGE LOSSES .............................            -4,714   -58            -6,776   -33
 28   GAIN DUE TO MONETARY POSITION ...............             7,880    97            -8,003   -39

 10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING           135,697   100           100,406   100
 32   INCOME TAX ..................................            10,672     8            24,258    24
 33   DEFERED INCOME TAX ..........................            88,800    65            67,935    68
 34   WORKERS' PROFIT SHARING .....................            13,693    10             8,827     9
 35   DEFERED WORKERS' PROFIT SHARING .............            22,532    17              -614    -1


(***) THOUSANDS OF DOLLARS




                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                                            CURRENT YEAR             PREVIOUS YEAR
RT                   CONCEPTS                                       Amount                     Amount
                                                               ------------             -------------
47    OPERATIVE DEPRECIATION AND ACCUMULATED
        IMPAIRMENT LOSSES .........................                 219,498                   183,539

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED
                                 Final Printing

REF                          CONCEPTS                         CURRENT YEAR                                   PREVIOUS YEAR
P


YIELD
------------------------------------------------------
 1   NET INCOME TO NET SALES .........................        4.50  %            2.82  %
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........        6.47  %            4.44  %
 3   NET INCOME TO TOTAL ASSETS (**) .................        2.63  %            1.77  %
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......        0.00  %            0.00  %
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...       -3.78  %            6.81  %

ACTIVITY
------------------------------------------------------
 6   NET SALES TO NET ASSETS (**) ....................        0.59 times         0.70 times
 7   NET SALES TO FIXED ASSETS (**) ..................        7.88 times        12.77 times
 8   INVENTORIES ROTATION (**) .......................       11.13 times        10.61 times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............      148.91 days         66.34 days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)        4.13  %            3.28  %

LEVERAGE
------------------------------------------------------
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............       59.56  %           70.53  %
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......        1.47 times         2.39 times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES       65.68  %           71.89  %
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........      270.20  %          591.83  %
15   OPERATING INCOME TO INTEREST PAID ...............        3.26 times         2.88 times
16   NET SALES TO TOTAL LIABILITIES (**) .............        0.99 times         0.99 times

LIQUIDITY
------------------------------------------------------
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........        1.52 times         1.23 times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES .....................................        1.39 times         1.07 times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ............        0.95 times         0.62 times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........       51.70  %           40.57  %

CASH FLOW
------------------------------------------------------
21   CASH FLOW FROM NET INCOME TO NET SALES ..........       11.54 %             9.07  %
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ....................................      -21.01 %           -34.58  %
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID ...................................       -4.03  times      -14.81 times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING .............................       99.13  %          100.00  %
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ....................................        0.86  %            0.00  %
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
       TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ......................................       79.98  %           -3.65  %


(**)    IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                                 DATA PER SHARE
                            CONSOLIDATED INFORMATION
                                 Final Printing

REF                                                     CURRENT YEAR          PREVIOUS YEAR
D                     CONCEPTS                             Amount                Amount
                                                        ------------         ---------------
 1   BASIC PROFIT PER ORDINARY SHARE (**) .......      Ps.    1.54            Ps.    0.83
 2   BASIC PROFIT PER PREFERENT SHARE (**) ......             0.00                   0.00
 3   DILUTED PROFIT PER ORDINARY SHARE (**) .....             0.00                   0.00
 4   CONTINUOUS OPERATING PROFIT PER COMUN
       SHARE(**) ................................             2.29                   1.23
 5   EFFECT OF DISCONTINUOUS OPERATING ON
       CONTINUOUS PER SHARE (**) .................            0.00                   0.00
 6   EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
       CONTINUOUS PER SHARE (**) .................            0.00                   0.00
 7   EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
       CONTINUOUS PER SHARE (**)..................            0.00                   0.00
 8   CARRYING VALUE PER SHARE ..................             21.79                  18.62
 9   CASH DIVIDEND ACUMULATED PER SHARE ........              0.00                   0.00
10   DIVIDEND IN SHARES PER SHARE ..............              0.00  shares           0.00  shares
11   MARKET PRICE TO CARRYING VALUE ............              1.54  times            1.44  times
12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
     SHARE (**) ................................             21.75  times           32.39  times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
     SHARE (**) ................................              0.00  times            0.00  times


(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST
      TWELVE MONTHS.


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                                        CURRENT YEAR       PREVIOUS YEAR
C                      CONCEPTS                                Amount              Amount
                                                           ------------       -------------
  1   CONSOLIDATED NET INCOME ......................           208,437             117,406
  2   +(-) ITEMS ADDED TO INCOME WHICH DO NOT
      REQUIRE USING CASH ...........................           325,223             260,091
  3   CASH FLOW FROM NET INCOME OF THE YEAR ........           533,660             377,497
  4   CASH FLOW FROM CHANGE IN WORKING CAPITAL .....          -971,680          -1,436,071
  5   CASH GENERATED (USED) IN OPERATING ACTIVITIES           -438,020          -1,058,574
  6   CASH FLOW FROM EXTERNAL FINANCING ............           491,834              24,651
  7   CASH FLOW FROM INTERNAL FINANCING ............             4,281                   0
  8   CASH FLOW GENERATED (USED) BY FINANCING ......           496,115              24,651
  9   CASH FLOW GENERATED (USED) IN INVESTMENT
      ACTIVITIES ...................................          -196,399             478,364
 10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
      INVESTMENTS ..................................          -138,304            -555,559
 11   CASH AND SHORT-TERM INVESTMENTS AT THE
      BEGINNING OF PERIOD ..........................         6,332,560           3,697,519
 12   CASH AND SHORT-TERM INVESTMENTS AT THE END
      OF PERIOD ....................................         6,194,256           3,141,960




                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                                        CURRENT YEAR        PREVIOUS YEAR
C                         CONCEPTS                             Amount              Amount
                                                           ------------        -------------

  2   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
      USING CASH .....................................         325,223             260,091
 13   + DEPRECIATION AND AMORTIZATION FOR THE YEAR ...         219,498             183,539
 41   + (-) OTHER ITEMS ..............................         105,725              76,552

  4   CASH FLOW FROM CHANGE IN WORKING CAPITAL .......        -971,680          -1,436,071
 18   + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE         -743,009          -1,896,403
 19   + (-) DECREASE (INCREASE) IN INVENTORIES .......        -200,385              -7,878
 20   + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
      RECEIVABLE .....................................        -936,827             816,218
 21   + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ..         349,606             -68,940
 22   + (-) INCREASE (DECREASE) IN OTHER LIABILITIES .         558,935            -279,068

  6   CASH FLOW FROM EXTERNAL FINANCING ..............         491,834              24,651
 23   + SHORT-TERM BANK AND STOCK MARKET FINANCING ...         107,452              99,346
 24   + LONG-TERM BANK AND STOCK MARKET FINANCING ....         332,844             457,631
 25   + DIVIDEND RECEIVED ............................               0                   0
 26   + OTHER FINANCING ..............................          65,980              44,769
 27   (-) BANK FINANCING AMORTIZATION ................         -14,442            -577,095
 28   (-) STOCK MARKET AMORTIZATION ..................               0                   0
 29   (-) OTHER FINANCING AMORTIZATION ...............               0                   0
 42   + (-) OTHER ITEMS ..............................               0                   0

  7   CASH FLOW FROM INTERNAL FINANCING ..............           4,281                   0
 30   + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ....           4,281                   0
 31   (-) DIVIDENS PAID ..............................               0                   0
 32   + PREMIUM ON SALE OF SHARES ....................               0                   0
 33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ....               0                   0
 43   + (-) OTHER ITEMS ..............................               0                   0

  9   CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
      ACTIVITIES .....................................        -196,399             478,364
 34   + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
      OF A PERMANENT NATURE ..........................          -113                -3,232
 35   (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT       -157,093              -17,543
 36   (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ......             0                     0
 37   + SALE OF OTHER PERMANENT INVESTMENTS ..........           446               544,140
 38   + SALE OF TANGIBLE FIXED ASSETS ................        42,494                14,757
 39   + (-) OTHER ITEMS ..............................       -82,133               -59,758